

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

May 15, 2017

<u>Via E-mail</u>
Ms. Barbara L. Brasier
Chief Financial Officer
Herc Holdings Inc.
27500 Riverview Center Blvd.
Bonita Springs, FL 34134

> **Re:** **Herc Holdings Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed March 15, 2017**
> **File No. 1-33139**

Dear Ms. Brasier:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Form 10-K for Fiscal Year Ended December 31, 2016</u>

<u>Financial Statements</u>

<u>Note 21 – Segment Information, page 99</u>

1.   We note from your disclosures, you offer a variety of services and products in addition to having operations in various key markets. Please tell us what consideration you have given toward providing product line revenue disclosures in accordance with ASC 280-10-50-40.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Kevin Stertzel at (202) 551-3723, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3768 with any other questions.

Sincerely,

/s/ W. John Cash

W. John Cash
Branch Chief
Office of Manufacturing and Construction